UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

         -----------------------------------------------

                          SCHEDULE 13D

                       (Amendment No. 43)

            Under the Securities Exchange Act of 1934

                        MIDWAY GAMES INC.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           598-148-104
                         (CUSIP Number)

                       Sumner M. Redstone
                         200 Elm Street
                   Dedham, Massachusetts 02026
                    Telephone: (781) 461-1600
             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)

                        May 7, 2004
     (Date of Event which Requires Filing of this Statement)


   ----------------------------------------------------------

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

CUSIP No. 598-148-104            Schedule 13D/A
-----------------------------------------------------------------
(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
-----------------------------------------------------------------
                    SUMNER M. REDSTONE
                    S.S. No.
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
Instructions)

/  / (a)
-----------------------------------------------------------------
/  / (b)
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------

(4)  Sources of Funds (See Instructions)
-----------------------------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e).
-----------------------------------------------------------------

(6)  Citizenship or Place of Organization   United States
-----------------------------------------------------------------

Number of           (7)  Sole Voting Power          29,508,282**
  Shares                                    ---------------------
Beneficially        (8)  Shared Voting Power         4,576,471*
 Owned by                                    --------------------
   Each             (9)  Sole Dispositive Power     29,508,282**
Reporting                                       -----------------
Person With         (10) Shared Dispositive Power    4,576,471*
-----------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    34,084,753*
-----------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
-----------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11) 49.96
                                                       PERCENT
-----------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)      IN

-----------------------------------------------------------------

*Includes shares owned by National Amusements, Inc.
** Does not include 17,500 shares owned by Mr. Sumner Redstone's wife, Mrs. Paula Redstone, over which she has sole dispositive and voting power.

CUSIP No. 598-148-104
                         Schedule 13D/A
-----------------------------------------------------------------
(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    NATIONAL AMUSEMENTS, INC.
-----------------------------------------------------------------
                    I.R.S No.  04-2261332
-----------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of Group (See
Instructions)

/  / (a)
-----------------------------------------------------------------
/  / (b)
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------

(4)  Sources of Funds (See Instructions)
-----------------------------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items
2(d) or 2(e).
-----------------------------------------------------------------

(6)  Citizenship or Place of Organization               Maryland
-----------------------------------------------------------------

Number of           (7)  Sole Voting Power          0
  Shares                                    ---------------------
Beneficially        (8)  Shared Voting Power        4,576,471
Owned by                                      -------------------
   Each             (9)  Sole Dispositive Power     0
Reporting                                        ----------------
Person With         (10) Shared Dispositive Power   4,576,471
                                               ------------------
-----------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                    4,576,471
-----------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
-----------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)   6.71
						       PERCENT
-----------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)      CO

-----------------------------------------------------------------

Item 1.   SECURITY AND ISSUER.

          This Amendment No. 43 amends the Statement on Schedule 13D previously filed with the SEC by Mr. Sumner M. Redstone and National Amusements, Inc. ("NAI") with respect to the voting common stock, $.01 par value per share (the "Common Shares"), of Midway Games Inc. (the "Issuer"), a Delaware corporation, with its principal executive office located at 2704 West Roscoe Street, Chicago, IL 60618.


Item 4.   PURPOSE OF TRANSACTION

	Item 4 is hereby supplemented as follows:

	On May 7, 2004, the Reporting Persons received approval pursuant to The Hart-Scott Rodino Antitrust Improvements
Act of 1976 to purchase additional Common Shares so that their aggregate holding may exceed 50% pursuant to their request for such authorization dated April 27, 2004.

	On May 7, 2004, the Reporting Persons exoressed their belief to the Issuer that the Issuer's Board of Directors should not have more than eight directors comprised of Louis Nicastro, Neil Nicastro, Shari Redstone, Ken Cron, William Bartholomay, Harold Bach, Ira Sheinfeld and Robert Waxman. The Reporting Persons requested that the Issuer consider this view in preparing the proxy materials in connection with the annual stockholders meeting scheduled for June 10, 2004.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS

	Item 7 is hereby supplemented as follows:

	A letter from National Amusements, Inc. to Midway Games Inc. requesting that Midway consider Sumner M. Redstone's and National Amusements' belief that Midway's Board of Directors should not have more than eight directors comprised of Louis Nicastro, Neil Nicastro, Shari Redstone, Ken Cron, William Bartholomay, Harold Bach, Ira Sheinfeld and Robert Waxman in preparing the proxy materials in connection with the annual stockholders meeting scheduled for June 10, 2004 is attached hereto as Exhibit 4.

                           SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.


May 7, 2004                        /s/ Sumner M. Redstone
                                   ----------------------
                                   Sumner M. Redstone,
                                   Individually


                                   National Amusements, Inc.


                                   By:  /s/ Sumner M. Redstone
                                   ---------------------------
                                   Name: Sumner M. Redstone,
                                   Title:Chairman and Chief
                                         Executive Officer

 			    EXHIBIT INDEX
                            -------------


----------------------------------------------------------------
Exhibits     Description
----------------------------------------------------------------

4. 	Letter from National Amusements to Midway Games dated
	May 7, 2004.

			   EXHIBIT 4
                           ---------


            [NATIONAL AMUSEMENTS, INC. LETTERHEAD)

Airborne Express

May 7, 2004

Mr. Neil  D. Nicastro
Chairman of the Board
Midway Games Inc.
2704 West Roscoe Street
Chicago, IL 60618.

Re:  Midway Board of Directors

Dear Mr. Nicastro:

	In connection with Midway's slate of directors for the annual stockholders meeting scheduled for June 10, 2004, Mr. Redstone and National Amusements believe that a board of not more than eight directors comprised of Louis Nicastro, Neil Nicastro, Shari Redstone, Ken Cron, William Bartholomay, Harold Bach, Ira Sheinfeld and Robert Waxman is appropriate. Please consider this view in preparing your proxy materials.

			Very truly yours,

			/s/ Tad Jankowski

			Tad Jankowski
			Vice President and General Counsel


TJ:jp